Second in a series...Strategic Fit

                        A BOLD NEW FIRST IN BANKING.

               THE CHOICE FOR FIRST INTERSTATE SHAREHOLDERS:

 "We continue to view [First Bank     "If you hold a hand of cards and
 System] as one of the structural     have nothing to work with, you have
 winners in the slow-growth, rapidly  to wait for the next hand.  That's
 consolidating banking environment    where we are today."
 we believe will exist for the         Paul Hazen, Wells Fargo
 duration of the decade."              Chairman and CEO,
  Michael A. Plodwick,                 New York Times,
  C.J. Lawrence, 10/12/95.*            11/22/95.*

The choice is clear: The strategic combination with First Bank System--a "structural winner" with obvious and immediate strategic advantages for First Interstate shareholders. Or Wells Fargo's hostile proposal and the luck of the draw in Mr. Hazen's high stakes gamble.

          FIRST BANK SYSTEM                        WELLS FARGO
        STRATEGIC COMBINATION                   HOSTILE PROPOSAL

                                  STRATEGY

 First-rate franchise founded on      Continued financial engineering,
 industry-leading business lines,     high-risk, all-or-nothing rush to
 extensive branch network,            electronic banking and purported
 significant efficiency enhancements  massive cost reductions through job
 and risk diversification.            elimination and branch closings.

                             BUSINESS FRANCHISE

 21-state territory with top 3        No additional geographic
 market share in 11 states.           diversification for First
 Extensive retail branch network.     Interstate shareholders and top 3
                                      market share in only 1 additional
 Top 5 rank in corporate card,        state.
 purchasing card, corporate trust,
 ATM/POS, asset management and        Radical plan to slash traditional
 merchant processing business lines.  branches from 94% of total outlets to 28% by end of 1996.

                            RISK DIVERSIFICATION

 30% of assets located in             70% of total assets and 78% of real
 California.  Diverse territory       estate loans concentrated in
 provides substantial protection      California.
 against regional economic            Unprecedented $9 billion of
 downturns.                           goodwill and other intangibles
                                      would further reduce financial
                                      flexibility in economic downturns.


                                 TECHNOLOGY

 Common multi-state systems.          Home-grown, single-state system.

                                 EXPERIENCE

 Current First Bank management has    Wells Fargo has no multi-state
 integrated 22 acquisitions in past   operating experience; has not
 4 years.                             integrated a major bank acquisition
                                      since 1986.

         FIRST INTERSTATE AND FIRST BANK SYSTEM:  THE CLEAR CHOICE

__________
* Consent of the author and publication has neither been sought nor obtained.

                                              [LOGO]  FIRST INTERSTATE Bank
The participants in this solicitation include First Interstate Bancorp ("First Interstate") and the following directors: John E. Bryson, Edward
M. Carson, Dr. Jewel Plummer Cobb, Ralph P. Davidson, Myron Du Bain, Don C. Frisbee, George M. Keller, Thomas L. Lee, Harold M. Messmer, Jr., Dr. William F. Miller, William S. Randall, Dr. Steven B. Sample, Forrest N. Shumway, William E. B. Siart, Richard J. Stegemeier and Daniel M. Tellep. Employee participants include David S. Belles, Executive Vice President and Controller; William J. Bogaard, Executive Vice President and General Counsel; Theodore F. Craver, Jr., Executive Vice President and Treasurer; Daniel R. Eitingon, Executive Vice President, Technology Banking; Gary S. Gertz, Executive Vice President and General Auditor; Lillian R. Gorman, Executive Vice President, Human Resources; Robert E. Greene, Executive Vice President and Chief Credit Officer; Steven L. Scheid, Executive Vice President, Financial Planning and Analysis; Richard W. Tappey, Executive Vice President, Administration; David K. Wilson, Executive Vice President and Senior Credit Review Manager; James J. Curran, Chief Executive Officer, Northwest Region; Linnet F. Deily, Chief Executive Officer, Texas Region; John S. Lewis, Chief Executive Officer, Southwest Region; Bruce G. Willison, Vice Chairman and Chief Executive Officer, California Region; Shirley Hosoi, Senior Vice President, Corporate Communications; Christine McCarthy, Executive Vice President, Investor Relations; Mariann Ohanesian, Vice President, Investor Relations; Kenneth W. Preston, Vice President, External Communications; and Shiromi D. Vethamani, Assistant Vice President, Investor Relations. All such persons and those listed below, in the aggregate, are deemed to own beneficially less than 2%, and no participant individually owns more than 1%, of the outstanding shares of First Interstate's common stock. First Bank System, Inc. ("FBS"), Eleven Acquisition Corp., a wholly owned subsidiary of FBS ("FBS Sub"), and First Interstate have entered into an Agreement and Plan of Merger, pursuant to which FBS Sub will merge with and into First Interstate with First Interstate being the surviving corporation (the "Merger"). At the effective time ("Effective Time") of the Merger, pursuant to the Merger Agreement, FBS will change its name to First Interstate Bancorp ("New First Interstate"). Mr. Siart, who is Chairman and Chief Executive Officer of First Interstate, will become President and Chief Operating Officer of New First Interstate. In addition, although not specifically required by the Merger Agreement, it is anticipated that at New First Interstate, Mr. Willison will serve as Vice Chairman, Corporate Banking and Ms. Deily will serve as Vice Chairman, Retail Banking. Under certain benefit plans, severance arrangements and other employment agreements maintained, or entered into, by First Interstate, certain benefits may become vested or accelerated in connection with the Merger with respect to Mr. Siart, other directors of First Interstate, Ms. Deily, Mr. Willison, and the other participants. During the period commencing on the Effective Time and continuing for not less than six years thereafter, New First Interstate will, to the fullest extent permitted under applicable law, have certain indemnification obligations to the participants with respect to matters arising at or prior to the Effective Time in connection with the Merger. First Interstate has absolute and sole discretion in designating 10 of the 20 directors of New First Interstate. First Interstate has not yet determined which other individuals it will designate to serve as directors of New First Interstate. For further description of the foregoing interests, see the Schedule 14D-9, dated and filed with the Securities and Exchange Commission on November 20, 1995, as thereafter amended, including the exhibits thereto.